Form 6-K
Securities and Exchange Commission
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A — 16 OR 15D — 16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For December 11, 2007
WOLSELEY PLC
(Translation of registrant’s name into English)
Parkview 1220, Arlington Business Park, Theale,
Reading RG7 4GA — England
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F  ☐
Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
82

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER	Page 2
Securities and Exchange Commission
The following documents are filed herewith:
INDEX

DOCUMENT

Exhibit 99.1	US delisting and deregistration

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER Securities and Exchange Commission	Page 3
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WOLSELEY plc (Registrant)
Dated: December 11, 2007	By:	/s/ R I Shoylekov
R I Shoylekov
Group Company Secretary and General Counsel

Company TIDM Headline Released	Wolseley PLC WOS US delisting & deregistration 14:00 11-Dec-07
RNS Number: 6592J
Wolseley PLC
11 December 2007
NEWS RELEASE
Wolseley plc

Wolseley to delist from New York Stock Exchange,
deregister from the Securities and Exchange Commission
and move from full listing to Level I ADR
Wolseley plc (the “Company”), the world’s largest specialist trade distributor of plumbing and heating products to professional contractors and a leading supplier of building materials, today announces its intent to delist its American Depositary Receipts (“ADRs”) and deregister the Company from the New York Stock Exchange (“NYSE”) and terminate its reporting obligations under the Securities Exchange Act of 1934 (the “Exchange Act”).
The Company intends to maintain its ADR facility as a Level I ADR programme. This means that the Company’s ADRs will be traded on the US over-the-counter market (known as International OTCQX). Accordingly, Wolseley has not arranged for the listing of its ADRs or ordinary shares on another national securities exchange or for the quotation of its ADRs or ordinary shares in a quotation medium in the United States. The Company’s ordinary shares will continue to trade on the London Stock Exchange.
Wolseley intends to file Form 25 with the Securities and Exchange Commission (“SEC”) on 21 December 2007 to effect this delisting. The delisting is expected to be effective 10 days after the filing (31 December 2007). The Company also intends to file Form 15F with the SEC to deregister and terminate its reporting obligations under the Exchange Act. By operation of law, the deregistration will be effective 90 days after the filing, unless the Form 15F is earlier withdrawn by the Company or is denied by the SEC. The Company reserves the right to delay the filing of Forms 15F and 25 or to withdraw them for any reason prior to their effectiveness.
Steve Webster, Chief Financial Officer said: “This decision is entirely consistent with our objective of simplification as it reduces costs and complexity without in any way detracting from the integrity of our governance and control procedures. The process of deregistering has been simplified following the new rules introduced by the SEC in June of this year.
As only around one per cent of our shares are held in the ADR programme and the average trading volume for the year ended 31 July 2007 was less than one per cent, we do not believe it is appropriate from a cost and administrative perspective to continue with the reporting obligations under the Exchange Act. Our business strategy remains the same and North America is, and will continue to be, a key market for Wolseley; it currently accounts for approximately 50% of Group revenue.”
Wolseley expects its move from a full listing to a Level I ADR to result in annual savings of £4M. The Company will continue to comply with the Combined Code on Corporate Governance and the UKLA Listing Rules. The Company also expects to continue to publish its Annual Report and Accounts and other documents and communications in accordance with Exchange Act Rule 12g3-2 on its website www.wolseley.com.

ENQUIRIES:
Analysts/Investors:
Guy Stainer     +44 (0)118 929 8744
Group Investor Relations Director     +44 (0)7739 778187
John English     +1 513 771 9000
Vice President, Investor Relations, North America     +1 513 328 4900
Media:
Mark Fearon
Director of Corporate Communications     +44 (0)118 929 8787
Brunswick     +44 (0)20 7404 5959
Andrew Fenwick
Kate Miller
Notes to Editors
Wolseley plc is the world’s largest specialist trade distributor of plumbing and heating products to professional contractors and a leading supplier of building materials in North America, the UK and Continental Europe. Group revenue for the year ended 31 July 2007 was approximately £16.2 billion and operating profit, before amortization and impairment of acquired intangibles, was £877 million. Wolseley has around 77,000 employees operating in 28 countries namely: UK, USA, France, Canada, Ireland, Italy, The Netherlands, Switzerland, Austria, Czech Republic, Hungary, Belgium, Luxembourg, Denmark, Sweden, Finland, Norway, Slovak Republic, Poland, Romania, Croatia, San Marino, Panama, Puerto Rico, Trinidad & Tobago, Mexico, Barbados and Greenland. Wolseley is currently listed on the London and New York Stock Exchanges (LSE: WOS, NYSE: WOS) and is in the FTSE 100 index of listed companies.
Certain information included in this release is forward-looking and involves risks and uncertainties that could cause actual results to differ materially from those expressed or implied by forward looking statements. Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company’s plans and objectives for future operations, including, without limitation, discussions of expected future revenues, financing plans and expected expenditures and divestments. All forward-looking statements in this release are based upon information known to the Company on the date of this report. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.
It is not reasonably possible to itemize all of the many factors and specific events that could cause the Company’s forward looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an international Group such as Wolseley. Information on some factors which could result in material difference to the results is available in the Company’s SEC filings.
— ENDS —
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